UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of July, 1999

                            Koor Industries Ltd.
     -----------------------------------------------------------------
              (Translation of registrant's name into English)

                 4 Kaufman Street, Tel-Aviv, 68012, Israel
     -----------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

    Form 20-F      X
    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorised.





Date:  July 14, 1999                /s/ Shlomo Heller
                                    ---------------------
                                    By: Shlomo Heller

                                   Title: General Counsel &
                                    Corporate Secretary

EXHIBIT        DESCRIPTION

   A           Translation from Hebrew to English of an Immediate Report
               (the "Report"), which was served on the Israeli Securities Authority, the Tel-Aviv Stock Exchange Ltd. and the Registrar of Companies, on July 13, 1999, regarding an agreement that was signed for the sale of all of Koor's holdings in Koor Metals Ltd. to Accord Technologies Holdings (1999) Ltd.

                                                                   July 13, 1999


The Securities Authority      The Tel Aviv Stock Exchange   The Registrar of Companies
22 Kanfei Nesharim St.        54 Ahad Ha'am St.             97 Yafo St.
Jerusalem 95464               Tel Aviv 65202                Jerusalem 91007
---------------               --------------                ---------------

Fax: 02-6513940                    Fax: 03-5105379


                                                                       Exhibit A
                                                                       ---------

Dear Sirs,


          Re:  Koor Industries Ltd. (Company No. 52-001414-3)
               Immediate Report No. 29/99


Koor Industries Ltd. ("Koor") hereby gives notice as follows:

On Sunday, July 11, 1999, an agreement was signed for the sale of all of Koor's holdings in Koor Metals Ltd. to Accord Technologies Holdings (1999) Ltd., in consideration of NIS 10,750,000 (linked), and the release of Koor from all of its guarantees in favor of Koor Metals Ltd. and its subsidiaries to banks and third parties, in the amount of approximately NIS 34 million.

The closing date of the transaction was fixed at not later than 30 days after the date of signature of the agreement.



                                                      Yours sincerely,


                                                     Adv. Shlomo Heller
                                             Legal Counsel and Company Secretary